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04003511

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH, D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

362 North Main Street
(No. and Street)

Huron	Ohio	44839
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry N. Savage, Sr. (419) 433-5291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garry N. Savage, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Strategies, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

TAMILA J. DARLING
Notary Public, State of Ohio
My Commission Expires 6/16/04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplemental Information

Wall Street Strategies, Inc.

For the Year Ended December 31, 2003
With Independent Auditor's Report

Wall Street Strategies, Inc.
Financial Statements and Suplemental Information
For the Year Ended December 31, 2003

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

To The Board of Directors
Wall Street Strategies, Inc.:

We have audited the accompanying statement of financial condition of Wall Street Strategies, Inc. as of December 31, 2003, and the related statement of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Strategies, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 28, 2004

Wall Street Strategies, Inc.
Statement of Financial Condition
For The Year Ended December 31, 2003

Assets

Cash	$16,222
Computer network, net of accumulated depreciation of $17,590	0
	$16,222

Liabilities and stockholder's equity

Liabilities:	
Accounts payable	$ 1,047
	1,047
Stockholder's equity	
Common stock-$.10 par value, 500,000 shares authorized, 232,800 shares issued and outstanding	23,280
Additional paid-in capital	220,196
Deficit	(228,301)
Total stockholder's equity	15,175
	$16,222

The accompanying notes are an integral part of these financial statements.

Wall Street Strategies, Inc.
Statement of Operations
For The Year Ended December 31, 2003

Revenues	
Commissions-other securities	$113,179
Commissions-mutual funds	3,026
Interest income	0
Realized loss on investments	0
	116,205
Expenses	
Commissions	164,945
Fees and registrations	5,898
Depreciation	0
Professional fees	11,353
Management fees	0
Interest expense	9,000
Other expenses	1,470
	192,666
Income before income taxes	(76,461)
Provision for income taxes	0
Net Loss	$(76,461)

The accompanying notes are an integral part of these financial statements.

Wall Street Strategies, Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Deficit in Retained Earnings	Total
Balance at January 1, 2003	$23,280	$220,196	$(151,840)	$91,636
Net Loss	-	-	(76,461)	(76,461)
Balance at December 31, 2003	$23,280	$220,196	$(228,301)	$15,175

The accompanying notes are an integral part of these financial statements.

Wall Street Strategies, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2003

Cash flows used in operating activities	
Net loss	$(76,461)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	0
Increase in cash due to changes in operating liabilities:	
Accounts payable	866
Net cash used in operating activities	(75,595)
Net decrease in cash	(75,595)
Cash at beginning of year	91,817
Cash at end of year	$16,222

The accompanying notes are an integral part of these financial statements.

Note A – Organization and Nature of Business

Wall Street Strategies, Inc. was incorporated on September 25, 1995 in the State of Oklahoma for the purpose of acting as a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

Note B – Summary of Significant Accounting Policies

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash on deposit and money market funds to be cash equivalents. The funds are highly liquid and readily accessible by the Company.

Depreciation
The Company uses the straight-line cost recovery method for financial reporting purposes, using an estimated useful life of three years.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment data.

Commissions
Commissions are recorded on a trade-date basis as securities transactions occur.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $15,175 which was $10,175 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .069 to 1.

Note D - Income Taxes

At December 31, 2003, the Company has an available net operating loss carryforward of approximately $221,820, which can be used to reduce future federal taxable income. The carryforward begins to expire in 2019 and continues to expire through 2023.

The Company's effective tax rate for the year ended December 31, 2003 differs from what would be expected if the federal statutory rate was applied to income before income taxes primarily due to temporary differences between the recognition of income and expense for financial reporting and tax purposes. These differences, which give rise to the gross deferred tax assets, principally relate to the availability of a substantial net operating loss carryforward.

At December 31, 2003, deferred tax assets totaled $55,455, a $17,703 increase from December 31, 2002. However, the Company has recorded a 100% valuation allowance in both years of $55,455 and $37,752, respectively against net deferred tax assets due to uncertainty of their ultimate realization.

Note E - Related Party Transactions

The Company has a management agreement with Advanced Strategies, Inc. whereby the Company agrees to pay Advanced Strategies, Inc. for personnel, services, and facilities it provides. Certain officers of the Company are also officers of Advanced Strategies, Inc. The Company paid $9,000 to Advanced Strategies, Inc. in 2003 under this agreement.

Note F - Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Wall Street Strategies, Inc.

Supplemental Information
Pursuant to Rule 17A-5 of the
Securities Exchange Act of 1934

December 31, 2003

Schedule I

Wall Street Strategies, Inc.
Computation of Net Capital
December 31, 2003

Computation of net capital	
Total stockholder's equity	$15,175
Deductions and charges:	
Non allowable assets:	0
Net capital before haircuts on security positions	15,175
Haircuts on securities:	0
Net capital	$15,175
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 70
Minimum dollar requirement	$ 5,000
Excess net capital	$10,175
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$15,070
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 1,047
Ratio of aggregate indebtedness to net capital	.069 to 1

Wall Street Strategies, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2003
Net capital, as reported in company's form X-17a-5, Part IIA	$15,175
Net audit adjustments	0
Net capital, as reported in Schedule I	$15,175

Inasmuch as Wall Street Strategies, Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Wall Street Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wall Street Strategies, Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 28, 2004